UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30918

Tele2 AB
(Exact name of registrant as specified in its charter)

Skeppsbron 18 Box 2094 S-103 13 Stockholm, Sweden +46 8 5620 0060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Shares Series B Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☒

PART I

Item 1.	Exchange Act Reporting History.

Not applicable.

Item 2.	Recent United States Market Activity.

Not applicable.

Item 3.	Foreign Listing and Primary Trading Market.

A.       Tele2 AB’s (the “Company”) Series A Shares and Series B Shares (together, the “Shares”) are listed on the NASDAQ OMX Stockholm Large Cap list of the NASDAQ OMX Nordic market in Stockholm, Sweden.  The foreign jurisdiction that constitutes the primary trading market for the Shares is the Kingdom of Sweden.

B.        The Company’s Shares have been continually listed on the NASDAQ OMX Nordic market in Stockholm, Sweden, or its predecessor Swedish stock exchange (Stockholmsbörsen), since May 14, 1996.  The Company has maintained a listing of the Shares on the NASDAQ OMX Nordic market for at least the 12 months preceding the filing of this Form.

C.        The percentage of trading of the Company’s Shares that took place in, on or through the facilities of a securities market or markets in Sweden during the 12-month period starting on July 1, 2011 and ending on June 30, 2012 was 98.2% for the Series A Shares and 69.1% for the Series B Shares.

Item 4.	Comparative Trading Volume Data.

A.           The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is July 1, 2011 and the last date of such period is June 30, 2012.

B.           The average daily trading volume (“ADTV”) of the Company’s Shares (including Shares in the form of American Depositary Shares (“ADSs”) under unsponsored American Depositary Receipts (“ADR”) programs) both in the United States and on a worldwide basis for the 12-month period described in Item 4.A is set forth in the following table:

	United States	Worldwide
ADTV for Series A Shares	0	1,014
ADTV for Series B Shares	1,950	3,193,021

C.       For the 12-month period described in Item 4.A, the ADTV of the Company’s Shares (including Shares in the form of ADSs under unsponsored ADR programs) in the United States as a percentage of the ADTV for the Company’s Shares on a worldwide basis is set forth in the following table:

	Series A Shares	Series B Shares
ADTV in the United States as a percentage of worldwide ADTV	0%	0.061%

D.       The Company’s ADSs were delisted from the NASDAQ National Market effective as of the close of trading on April 8, 2005.  More than 12 months has elapsed from the date of such delisting.

E.        The Company terminated its sponsored ADR facility with The Bank of New York on April 25, 2005.  More than 12 months has elapsed from the date of such termination of the ADR facility.

F.        The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg Professional and Fidessa Group plc.  Bloomberg Professional is the source of the U.S. trading volume information and Fidessa Group plc is the source of the worldwide trading volume information.

Item 5.	Alternative Record Holder Information.

Not applicable.

Item 6.	Debt Securities.

Not applicable.

Item 7.	Notice Requirement.

Not applicable.

Item 8.	Prior Form 15 Filers.

A.       On June 29, 2006, the Company filed a Form 15 with the Securities and Exchange Commission with respect to the Shares in order to terminate the registration of the Shares and suspend its reporting obligations.

B.        The descriptions of the Company’s Foreign Listing and Primary Trading Market and Comparative Trading Volume Data contained, respectively, in Item 3 and in Item 4 are incorporated herein by reference.

C.        Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption.

The Company will continue to publish English language financial reports, financial statements, press releases and shareholder information, which will be available on its web site (www.tele2.com) in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).

PART III

Item 10.	Exhibits.

Not applicable.

Item 11.	Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)        The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)        Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)        It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Tele2 AB has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tele2 AB certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Mats Granryd
	Name:	Mats Granryd
	Title:	Chief Executive Officer

By:	/s/ Lars Nilsson
	Name:	Lars Nilsson
	Title:	Chief Financial Officer

Date: August 27, 2012